Private Wealth Management

Global Alpha Fund

Seeks total return by investing in instruments that provide investment exposure to global equity, bond and currency markets, and in fixed-income securities

Class R Shares

PROSPECTUS May 2, 2006
  As revised, August 8, 2006

Contents

This prospectus offers Class R shares of the fund and is designed to be used only by clients of Mellon's Private Wealth Management group that maintain qualified fiduciary, custody, advisory or other accounts with Mellon Bank, N.A. or Mellon Trust of New England, N.A., or their affiliates.

The Fund



GOAL/APPROACH

The fund seeks total return. To pursue this goal, the fund normally invests in instruments that provide investment exposure to global equity, bond and currency markets, and in fixed-income securities. The fund's investments will be focused among the major developed capital markets of the world, such as the U.S., Canada, Japan, Australia and Western Europe. The fund ordinarily invests in at least three countries. The fund will seek to achieve investment exposure to global equity, bond and currency markets primarily through long and short positions in futures, options or forward contracts, which should enable the fund's portfolio managers to implement investment decisions quickly and cost-effectively. The fund also will invest in fixed-income securities, such as bonds, notes (including structured notes) and money market instruments, to provide exposure to bond markets and for liquidity and income.

The fund's portfolio managers seek to deliver value added excess returns ("alpha") by applying a systematic, quantitative investment approach designed to identify and exploit relative misvaluations across and within global capital markets. Active investment decisions to take long or short positions in individual country, equity, bond and currency markets are driven by this quantitative investment process and seek to capitalize on alpha generating opportunities within and among the major developed capital markets of the world. The portfolio managers analyze the valuation signals and estimate the expected returns from distinct sources of alpha — country equity markets, country bond markets, stock versus bond markets, and currency allocation — to construct a portfolio of long and short positions allocated across individual country, equity, bond and currency markets. The fund's asset allocation and performance baseline benchmark is a hybrid index comprised of 60% Morgan Stanley Capital International World Index (half-hedged) and 40% Citigroup World Government Bond Index (half-hedged). The portfolio managers have considerable latitude in allocating the fund's assets and in selecting derivative instruments and securities to implement the fund's investment approach, and there is no limitation as to the amount of fund assets required to be invested in any one asset class. Consequently, the fund's portfolio generally will not have the same characteristics as the baseline benchmark. The portfolio managers also assess and manage the overall risk profile of the fund's portfolio.

For allocation among equity markets, the portfolio managers employ a bottom-up valuation approach using proprietary models to derive market level expected returns. The portfolio managers tend to favor markets in developed countries that have attractive valuations on a risk adjusted basis.

For allocation among bond markets, the portfolio managers use proprietary models to identify temporary mispricings among the long-term government bond markets. The most relevant long-term bond yield within each country serves as the expected return for each bond market. The portfolio managers tend to favor developed countries whose bonds have been identified as priced to offer greater return for bearing inflation and interest rate risks.

The portfolio managers determine the relative value of equities versus bonds within a specific country market by comparing the expected returns for the country's equities and bonds. When assessing the relative valuation of equity versus bond markets, the portfolio managers are measuring the "risk premium" within a country, that is, whether there is, and, if so, how much of, an increased return for having investment exposure to asset classes that are perceived to be riskier. The portfolio managers then determine the allocation of the fund's assets between the country's equity and bond markets.

The portfolio managers evaluate currencies on a relative valuation basis and overweight exposure to currencies that are undervalued and underweight exposure to currencies that are overvalued based on real interest rates and purchasing power parity.

Although the fund's investments will be focused among the major developed capital markets of the world, the fund may invest up to 20% of its assets in emerging markets.

The fund will use to a significant degree derivative instruments, such as futures, options, forward contracts, swaps and hybrid instruments, as a substitute for investing directly in equities, bonds and currencies in connection with its investment strategy. The fund also may use such derivatives as part of a hedging strategy or for other purposes related to the management of the fund. Derivatives may be entered into on established exchanges or through privately negotiated transactions referred to as over-the-counter derivatives. The fund also may purchase or sell securities on a forward commitment (including "TBA" (to be announced)) basis. These transactions involve a commitment by the fund to purchase or sell particular securities, such as mortgage-related securities, with payment and delivery taking place at a future date, and permit the fund to lock in a price or yield on a security it owns or intends to purchase, regardless of future changes in interest rates or market conditions.

The fund may "sell short" securities and other instruments. In a short sale, for example, the fund sells a security it has borrowed, with the expectation that the security will decline in value. The fund's potential loss is limited only by the maximum attainable price of the security less the price at which the security was sold. Short-selling is considered "leverage" and may involve substantial risk. The fund also may engage in short-selling for hedging purposes, such as to limit exposure to a possible market decline in the value of its portfolio securities. The portfolio managers also may employ financial instruments, such as futures, options, forward contracts, swaps and other derivative instruments, as an alternative to selling a security short.

Concepts to understand

Futures contracts: contracts to pay a fixed price for an agreed-upon amount of securities or foreign currencies, or the cash value of the securities or foreign currencies, on an agreed-upon date.

Options contracts: contracts that grant one party a right, for a price, either to buy or sell a security at a fixed price during a specified period or on a specified day. An option written by the fund is covered when the fund owns the underlying security or it segregates liquid assets to cover its obligation.

Forward contracts: contracts entered into with dealers or financial institutions to purchase or sell a specific quantity of a security, foreign currency or other financial instrument at a set price, with delivery and settlement at a specified future date. Forwards also may be structured for cash settlement, rather than physical delivery.

Swaps: contracts or agreements in which parties exchange the rights to one set of financial assets or liabilities in exchange for another set. The financial assets may be cash flows, currencies, returns, or other items of a financial nature.

Hybrid instruments: typically structured notes, which are derivative debt instruments with principal and/or coupon payments partially or entirely linked to the value of securities or securities futures contracts or the performance of securities indexes, the terms of which are structured by the issuer and purchaser of the note.



MAIN RISKS

The asset classes in which the fund seeks investment exposure can perform differently from each other at any given time (as well as over the long term), so the fund will be affected by its allocation among equities, bonds and currencies. If the fund favors exposure to an asset class during a period when that class underperforms, performance may be hurt. The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Derivatives risk*. The fund typically will seek to gain exposure to equity, bond and currency markets using derivative instruments, including, but not limited to, options, futures and options on futures (including those relating to securities, indexes, foreign currencies and interest rates), swaps and forward contracts. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the underlying instruments or the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

  Additionally, some derivatives the fund uses involve leverage (e.g., an instrument linked to the value of a securities index may return income calculated as a multiple of the price movement of the underlying index). This economic leverage will increase the volatility of these instruments as they may increase or decrease in value more quickly than the underlying security, index, futures contract, or other economic variable. The fund may be required to segregate permissible liquid assets to cover its obligations relating to its purchase of derivative instruments.

- *Leveraging risk*. The use of leverage, such as engaging in reverse repurchase agreements, entering into forward currency contracts and engaging in forward commitment transactions, may magnify the fund's gains or losses. Because many derivatives have a leverage component, adverse changes in the value or level of the underlying asset, reference rate or index can result in a loss substantially greater than the amount invested in the derivative itself. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment.

- *Short sale risk*. The fund may make short sales, which involves selling a security it does not own in anticipation that the security's price will decline. Short sales may involve substantial risk and "leverage." Short sales expose the fund to the risk that it will be required to buy the security sold short (also known as "covering" the short position) at a time when the security has appreciated in value, thus resulting in a loss to the fund.

- *Market sector risk*. The fund's overall risk level will depend on the market sectors in which the fund is invested and the current interest rate, liquidity and credit quality of such sectors. The fund may significantly overweight or underweight certain market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those sectors.

- *Foreign investment risk*. To the extent the fund invests in foreign securities or certain instruments that provide investment exposure to foreign securities markets, its performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards.

- *Emerging market risk*. Emerging markets tend to be more volatile than the markets of more mature economies, and generally have less diverse and less mature economic structures and less stable political systems than those of developed countries.

- *Liquidity risk.* When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically. Investments in foreign securities tend to have greater exposure to liquidity risk than domestic securities. Liquidity risk also exists when a particular derivative instrument is difficult to purchase or sell. If a derivative transaction is particularly large or if the relevant market is illiquid (as is the case with many privately negotiated derivatives, including swap agreements), it may not be possible to initiate a transaction or liquidate a position at an advantageous time or price.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Non-diversification risk.* The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, the fund's performance may be more vulnerable to changes in the market value of a single issuer and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.

The fund's investments in instruments providing exposure to bond markets and in fixed-income securities also are subject to the following principal risks:

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the fund's share price. The longer the effective maturity and duration of the bond portion of the fund's portfolio, the more the fund's share price is likely to react to interest rates.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the fund's share price.

- *Call risk.* Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the fund might have to reinvest the proceeds in an investment offering a lower yield. During periods of market illiquidity or rising interest rates, prices of the fund's "callable" issues are subject to increased price fluctuation.

The fund's investments in instruments providing exposure to currency markets and in foreign currencies are subject to the following principal risks:

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the fund and denominated in those currencies. Foreign currencies are also subject to risks caused by inflation, interest rates, budget deficits and low savings rates, political factors and government control.

- *Tax risk.* As a regulated investment company (RIC), the fund must derive at least 90% of its gross income for each taxable year from sources treated as "qualifying income" under the Internal Revenue Code of 1986, as amended. The fund intends to achieve exposure to currency markets primarily through entering into forward currency contracts. Although foreign currency gains currently constitute qualifying income, the Treasury Department has the authority to issue regulations excluding from the definition of "qualifying income" a RIC's foreign currency gains not "directly related" to its "principal business" of investing in stock or securities (or options and futures with respect thereto). Such regulations might treat gains from some of the fund's foreign currency-denominated positions as not qualifying income, and there is a remote possibility that such regulations might be applied retroactively, which could result in adverse tax consequences to the fund.

Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

At times, the fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions and lower the fund's after-tax performance.

The fund has claimed an exclusion from the definition of commodity pool operator under the Commodity Exchange Act and, therefore, is not subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



PAST PERFORMANCE

As a new fund, past performance information is not available for the fund as of the date of this prospectus.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Because annual fund operating expenses are paid out of fund assets, their effect is included in the share price. The fund's Class R shares have no sales charge (load) or Rule 12b-1 distribution fees.

Fee table

	Class R
Annual fund operating expenses	
% of average daily net assets	
Management fees	**1.10**
Other expenses	**.35**
Total	**1.45**
Fee waiver and/or expense reimbursements	**(.20)**
Net operating expenses*	**1.25**

* The fund's investment adviser has contractually agreed, until October 31, 2007, to waive receipt of its fees and/or assume the expenses of the fund so that the expenses of the fund's Class R shares (excluding taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed 1.25%. Prior to August 1, 2006, such expenses were capped at 1.45%.

Expense example

	1 Year	3 Years
Class R	**$127**	**$439**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The one-year example and the first year of the three-years example are based on net operating expenses, which reflect the expense waiver/reimbursement by the fund's investment adviser. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to the fund's investment adviser for managing the fund's portfolio and assisting in all aspects of the fund's operations.

Other expenses: estimated fees to be paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund. Actual expenses may be greater or less than the amounts listed in the Fee table.



MANAGEMENT

Investment advisers

The investment adviser for the fund is The Dreyfus Corporation (investment adviser), 200 Park Avenue, New York, New York 10166. Founded in 1947, the investment adviser manages approximately $170 billion in approximately 200 mutual fund portfolios. The fund has agreed to pay the investment adviser a management fee at the annual rate of 1.10% of the fund's average daily net assets. The investment adviser is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations, and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $5.1 trillion in assets under management, administration or custody, including $870 billion under management.

The investment adviser has engaged its affiliate, Mellon Capital Management Corporation (Mellon Capital), located at 595 Market Street, Suite 3000, San Francisco, California 94105, to serve as the fund's sub-investment adviser. As of December 31, 2005, Mellon Capital had approximately $142 billion in assets under management. Mellon Capital, subject to the investment adviser's supervision and approval, provides investment advisory assistance and research and the day-to-day management of the fund's investments.

Helen Potter serves as the primary portfolio manager for the fund, a position she has held since the fund's inception. Ms. Potter is a Managing Director of Mellon Capital, where she has been employed since 1996, and manages global and domestic asset allocation products for Mellon Capital. She has managed investment portfolios since 1996.

The fund's Statement of Additional Information (SAI) provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of fund shares.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of the investment adviser. The investment adviser or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any sales charges, 12b-1 fees and/or shareholder services fees or other expenses paid by the fund. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your account officer for details about any payments the account officer's firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, the investment adviser or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The fund, the investment adviser, Mellon Capital and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be pur-

chased or held by the fund. The code of ethics of each of the investment adviser and Mellon Capital restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the relevant code's preclearance and disclosure procedures. The primary purpose of each code is to ensure that personal trading by employees of the investment adviser or Mellon Capital does not disadvantage any fund managed by the investment adviser or Mellon Capital, as the case may be.

Performance Information for Related Fund

Although the fund is newly organized and does not yet have its own full calendar year of performance, the fund's portfolio managers follow substantially the same investment policies and strategies managing the fund's assets as they do managing the EB Daily Valued Global Alpha I Fund (the "Related Fund"), a Mellon Bank, N.A. collective investment fund. The tables below show the returns for the Related Fund and for a hybrid index (the "Index") comprised of 60% Morgan Stanley Capital International World Index (half-hedged) and 40% Citigroup World Government Bond Index (half-hedged). The Index information is provided to represent the investment environment existing at the time periods shown. The Index is unmanaged and an investor may not invest directly in the Index. **No performance information is shown for the fund, which did not have its own full calendar year of performance as of the date of this prospectus.** Investors should not consider this performance data as an indication of the future performance of the fund or the Related Fund.

The Related Fund is not registered as an investment company under the Investment Company Act of 1940, as amended. Only public and qualified corporate employee benefit trusts, including 401(k) plans, may invest in the Related Fund. As of June 30, 2006, the Related Fund had approximately $2.378 billion in assets.

The performance figures for the Related Fund are net of the management fees charged to investors. The performance figures for the Related Fund, however, have been reduced by the amount of the highest management fee charged any investor in the Related Fund during the periods shown. Actual fees charged investors in the Related Fund vary and are available upon request from Mellon Capital. The highest management fee chargeable is disclosed in Part II of Mellon Capital's Form ADV. The performance of the Related Fund could have been adversely affected by the imposition of certain regulatory requirements, restrictions and limitations, if the Related Fund had been regulated as an investment company under the U.S. federal securities and tax laws. Additionally, although it is anticipated that the fund and the Related Fund may hold similar securities and other instruments, their investment results are expected to differ. In particular, differences in asset size and in cash flow resulting from purchases and redemptions of fund shares may result in different investment selections, differences in the relative weightings of securities and other instruments or differences in the price paid for particular fund holdings. Moreover, the Related Fund may invest in a combination of other collective funds, which the fund will not do, and in physical securities to a greater extent than the fund because of its asset size. The performance information does not reflect the deduction of any applicable sales loads which, if reflected, would reduce the performance quoted. In addition, the fund's total operating expenses are expected to be higher than those of the Related Fund; if the fund's expenses were reflected, the performance shown would be lower. Please remember that past performance is not indicative of future returns, and that the investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Historical performance information for the Related Fund and the Index is shown below. The returns of the Related Fund are time-weighted based on

beginning period market values. The calculation methodology for the Related Fund differs from guidelines of the SEC for calculating performance of mutual funds. All returns are calculated in U.S. dollars and reflect the reinvestment of dividends and other distributions.

Additional information regarding Mellon Capital's policies and procedures for calculating and reporting performance returns, and a listing and description of all of its composites, is available upon request by calling your account officer.

Related Fund Performance History

Period	Related Fund total return	Index total return[1]
2006[2]	**5.06%**	**3.25%**
2Q06	0.02%	-0.32%
1Q06	5.04%	3.58%
2005[3]	**15.52%**	**7.14%**
4Q05	4.59%	2.08%
3Q05	7.85%	4.06%
2Q05	1.11%	1.37%
1Q05	1.29%	-0.50%
2004[3]	**13.58%**	**9.53%**
4Q04	10.69%	8.06%
3Q04	1.45%	0.40%
2Q04	-1.91%	-0.18%
1Q04[4]	3.12%	1.14%

[1] *Sources of foreign exchange rates may be different between the Related Fund and the Index.*
[2] *For the 6-month period ended June 30.*
[3] *For the 12-month period ended December 31.*
[4] *Inception date: 1/31/04.*

Average annual total returns *as of 6/30/06*

	1 Year	Since inception (1/31/04)
Related Fund	**18.51%**	**14.21%**
Index*	**9.67%**	**8.27%**

* *Sources of foreign exchange rates may be different between the Related Fund and the Index.*



FINANCIAL HIGHLIGHTS

As a new fund, financial highlights information is not available for the fund as of the date of this prospectus.

Your Investment



ACCOUNT POLICIES

Buying shares

The fund is offering its Class R shares in this prospectus.

Clients of Mellon's Private Wealth Management group that maintain qualified fiduciary, custody, advisory or other accounts with Mellon Bank, N.A. or Mellon Trust of New England, N.A., or their affiliates, are eligible to purchase Class R shares of the fund.

To purchase Class R shares of the fund, contact your account officer.

You pay no sales charges to invest in Class R shares of the fund. Your price for Class R shares is the net asset value per share (NAV) for that class, which is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. When calculating NAV, the fund's equity investments are valued on the basis of market quotations or official closing prices. The fund's fixed-income investments generally are valued by one or more independent pricing services approved by the fund's board or on the basis of market quotations. The pricing service's procedures are reviewed under the general supervision of the board. If market quotations or official closing prices or prices from a pricing service are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Forward currency contracts will be valued at the current cost of offsetting the contract. Foreign securities held by the fund may trade on days when the fund does not calculate its NAV and thus may affect the fund's NAV on days when investors have no access to the fund.

Investments in foreign securities and certain other thinly traded securities may provide short-term traders arbitrage opportunities with respect to the fund's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the fund calculates its NAV. If short-term investors in the fund were able to take advantage of these arbitrage opportunities they could dilute the NAV of fund shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the fund's NAV by short-term traders. While the fund has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see "Your Investment — Account Policies —General Policies" for further information about the fund's frequent trading policy.

Concepts to understand

Net asset value (NAV): the market value of one share, computed by dividing the total net assets of a fund or class by its shares outstanding.

Selling shares

To sell (redeem) Class R shares of the fund, contact your account officer.

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Your order will be processed promptly and you will generally receive the proceeds within a week.

General policies

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, the investment adviser and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing, and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. The investment adviser and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum or maximum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)
- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)
- refuse any purchase or exchange request, including those from any individual or group who, in the investment adviser's view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

The investment adviser monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, the investment adviser evaluates trading activity in the account for evidence of frequent trading. The investment adviser considers the investor's trading history in other accounts under common ownership or control, in certain other funds managed by the investment adviser or its affiliates, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while the investment adviser seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, the investment adviser seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If the investment adviser concludes the account is likely to engage in frequent trading, the investment adviser may cancel or revoke the purchase or exchange on the following business day. The investment adviser may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, the investment adviser may apply these restrictions across all accounts under common ownership, control, or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. The investment adviser's ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

To the extent that the fund significantly invests in foreign securities traded on markets that close before the fund calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the fund calculates its NAV. As a result, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these foreign securities at the time the fund calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of fund shares held by other shareholders. The fund has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

Although the fund's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through automatic investment plans, automatic withdrawal plans, auto-exchange privileges and automatic non-discretionary rebalancing programs approved in writing by the investment adviser generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income and distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.

NOTES

NOTES

For More Information

Global Alpha Fund
A series of Advantage Funds, Inc.
SEC file number: 811-7123

More information on this fund is available free upon request, including the following:

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

To obtain information:

By telephone
Call your Account Officer or 1-888-281-7350

By mail Write to your
Account Officer
c/o Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.